Exhibit 99.2

Management’s Discussion and Analysis

For the three months ended March 31, 2026

MANAGEMENT’S DISCUSSION and ANALYSIS For the three months ended March 31, 2026
Management’s Discussion and Analysis
This Management’s Discussion and Analysis (“MD&A”) dated April 30, 2026 for Eldorado Gold Corporation contains information that management believes is relevant for an assessment and understanding of our consolidated financial position and the results of consolidated operations for the three months ended March 31, 2026. This MD&A should be read in conjunction with the unaudited condensed consolidated interim financial statements for the three months ended March 31, 2026 and 2025, which were prepared in accordance with International Accounting Standard (“IAS”) 34 'Interim Financial Reporting'. In addition, this MD&A should be read in conjunction with both the audited annual consolidated financial statements for the years ended December 31, 2025 and 2024 prepared in accordance with International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board ("IASB"), and the related annual MD&A.
Throughout this MD&A, Eldorado, Eldorado Gold, we, us, our and the Company means Eldorado Gold Corporation. This quarter means the first quarter of 2026.
Forward-Looking Statements and Information
This MD&A contains forward-looking statements and information and should be read in conjunction with the risk factors described in the sections of this MD&A titled “Managing Risk”, “Forward-Looking Statements and Information” and "Other Information and Advisories". Additional information including this MD&A, the unaudited condensed consolidated interim financial statements for the three months ended March 31, 2026 and 2025, the audited annual consolidated financial statements for the years ended December 31, 2025 and 2024, our Annual Information Form for the year ended December 31, 2025 (our "AIF"), and news releases, have been filed electronically through the System for Electronic Document Analysis and Retrieval (“SEDAR+”), the Electronic Data Gathering, Analysis and Retrieval system ("EDGAR"), and are available online under the Eldorado profile at www.sedarplus.com, www.sec.gov/edgar and on the Company’s website (www.eldoradogold.com).
Non-IFRS and Other Financial Measures and Ratios
Certain non-IFRS financial measures and ratios are included in this MD&A, including earnings before interest, taxes, depreciation and amortization (“EBITDA”), adjusted earnings before interest, taxes, depreciation and amortization ("Adjusted EBITDA"), adjusted net earnings/(loss) attributable to shareholders, adjusted net earnings/(loss) per share attributable to shareholders, total cash costs and total cash costs per ounce sold, all-in sustaining costs ("AISC") and AISC per ounce sold, sustaining and growth capital, average realized gold price per ounce sold, free cash flow, free cash flow excluding Skouries, and cash flow from operating activities before changes in working capital. In the gold mining industry, these are common performance measures but may not be comparable to similar measures presented by other issuers. We believe that these measures, in addition to information prepared in accordance with IFRS, provides investors with useful information to assist in their evaluation of the Company’s performance and ability to generate cash flow from operating activities. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. For further information, refer to the section “Non-IFRS and Other Financial Measures and Ratios” of this MD&A.
The following additional abbreviations may be used throughout this MD&A: General and Administrative Expenses ("G&A"); Gold ("Au"); Ounces ("oz"); Grams per Tonne ("g/t"); Million Pounds ("M lb"); Million Tonnes ("Mt"); Tonnes ("t"); Kilometre ("km"); Metres ("m"); Tonnes per Day ("tpd"); Kilo Tonnes per Annum ("ktpa"); Percentage ("%"); Cash Generating Unit ("CGU"); Life of Mine ("LOM"); New York Stock Exchange ("NYSE"); Toronto Stock Exchange ("TSX"); Net Present Value ("NPV"); Internal Rate of Return ("IRR"); Secured Overnight Financing Rate ("SOFR"); Euro Interbank Offered Rate ("Euribor"); and Tailings Management Facility ("TMF").
Reporting Currency and Tabular Amounts
All amounts are presented in U.S. dollars ("$") unless otherwise stated. Unless otherwise specified, all tabular amounts are expressed in millions of U.S. dollars, except share, per share or per ounce amounts. Due to rounding, numbers presented throughout this MD&A may not add precisely to the totals provided.

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three months ended March 31, 2026
Table of Contents

Section	Page

3

MANAGEMENT’S DISCUSSION and ANALYSIS For the three months ended March 31, 2026
About Eldorado
Eldorado Gold is a gold and base metals producer with mining, development and exploration operations in Canada, Turkiye, and Greece. We operate four mines: the Lamaque Complex in Quebec, Canada ("Lamaque"), Kisladag and Efemcukuru located in western Turkiye, and Olympias located in northern Greece. Lamaque, Kisladag and Efemcukuru are gold mines, while Olympias is a polymetallic operation producing three concentrates bearing gold, lead-silver and zinc.
Complementing our producing portfolio is our advanced stage copper-gold development project, Skouries, in northern Greece. We have in place an amended investment agreement (the "Amended Investment Agreement") with the Hellenic Republic that provides a mutually beneficial and modernized legal and financial framework that will allow for investment in the Skouries Project and the Olympias mine. In order to develop the Skouries Project, we secured a project financing facility (see the section - Financial Condition and Liquidity of this MD&A), as well as a strategic investment of C$81.5 million by the European Bank for Reconstruction and Development.
Other development projects in our portfolio include Perama Hill, a wholly-owned gold-silver project in Greece. See the additional discussion in the section - Development Projects of this MD&A.
On April 14, 2026 (subsequent to the reporting period), Eldorado acquired Foran Mining ("Foran") and its McIlvenna Bay project, adding a high-quality, long-life asset in a premier mining jurisdiction.
We believe our operating mines and development projects provide excellent opportunities for reserve growth through near-mine exploration programs. We also conduct early-stage exploration programs with the goal of providing low-cost growth through discovery.
Our strategy is to focus on jurisdictions that offer the potential for long-term growth and access to high-quality assets. Fundamental to executing on this strategy is the strength of our in-country teams and stakeholder relationships. The Company has a highly skilled and dedicated workforce, safe and responsible operations, a portfolio of high-quality assets, and long-term partnerships with local communities.
Eldorado's common shares trade on the Toronto Stock Exchange (TSX: ELD) and the New York Stock Exchange (NYSE: EGO).

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three months ended March 31, 2026
Consolidated Financial and Operational Highlights

	3 months ended March 31,
	2026	2025
Revenue	$532.4	$355.2
Gold produced (oz)	100,358	115,893
Gold sold (oz)	100,619	116,263
Average realized gold price ($/oz sold) (2)	$4,891	$2,933
Production costs	188.2	148.3
Total cash costs ($/oz sold) (2,3)	1,470	1,153
All-in sustaining costs ($/oz sold) (2,3)	1,942	1,559
Net earnings for the period (1)	136.4	72.4
Net earnings per share – basic ($/share) (1)	0.69	0.35
Net earnings per share – diluted ($/share) (1)	0.68	0.35
Net earnings for the period continuing operations (1,4)	136.4	72.0
Net earnings per share continuing operations – basic ($/share) (1,4)	0.69	0.35
Net earnings per share continuing operations – diluted ($/share) (1,4)	0.68	0.35
Adjusted net earnings (1,2,4)	188.2	56.4
Adjusted net earnings per share - basic ($/share) (1,2,4)	0.95	0.28
Net cash generated from operating activities (4)	141.4	130.4
Cash flow from operating activities before changes in working capital (2,4)	187.1	136.5
Free cash flow (2,4)	(129.1)	(29.4)
Free cash flow excluding Skouries (2,4)	62.9	67.9
Cash and cash equivalents (4)	629.7	978.1
Total assets	6,700.0	5,951.8
Debt	1,230.8	932.8
(1)Attributable to shareholders of the Company.
(2)These financial measures or ratios are non-IFRS financial measures or ratios. See the section 'Non-IFRS and Other Financial Measures and Ratios' for explanations and discussion of these non-IFRS financial measures or ratios.
(3)Includes costs allocated to by-products.
(4)2025 amounts presented are from continuing operations only and exclude the Romania segment.

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three months ended March 31, 2026
Key Business Developments
Acquisition of Foran Mining Corporation
On April 14, 2026, the Company announced the completion of Eldorado’s acquisition of all the issued and outstanding common shares in the capital of Foran (the “Foran Common Shares”) by way of a court-approved plan of arrangement under the Business Corporations Act (British Columbia) (the “Transaction”). Pursuant to the Transaction, holders of outstanding Foran Common Shares (including common shares in the capital of Foran issued on conversion of the outstanding non-voting shares in the capital of Foran) received 0.1128 of a common share of the Company and $0.01 in cash in exchange for each Foran Common Share held.
Skouries Project Update
First production of the copper-gold concentrate is expected in Q3 2026 and commercial production is expected in Q4 2026, with 2026 gold production projected to be between 60,000 and 100,000 ounces and copper production projected to be between 20 and 40 million pounds. See the additional discussion in the sections - Development Projects and Financial Condition and Liquidity of this MD&A.
Normal Course Issuer Bid
In May 2025, Eldorado amended its normal course issuer bid ("NCIB") and renewed it in July 2025. In 2026, the Company repurchased and cancelled 2,419,992 common shares at an average price of $34.67 for a total of $83.9 million.
Dividend Program
In January 2026, the Company announced the initiation of a dividend program. The dividend program provides for the payment of a regular quarterly dividend per common share of the Company (“common share”). The initial quarterly dividend of $14.9 million ($0.075 per common share) was paid on March 13, 2026 to shareholders of record at the close of business on February 27, 2026.
On April 30, 2026, the Company declared a second quarter dividend of $0.075 per common share, payable on June 16, 2026, to shareholders of record at close of business on June 2, 2026.
Executive Leadership and Board Changes
Effective January 1, 2026, Sally Eyre was appointed to the Board of Directors.
George Burns, Chief Executive Officer will retire in Q3 2026 on the ramp up toward commercial production at Skouries. Christian Milau, President, will assume the role of Chief Executive Officer at that time. Mr. Burns will remain a member of the Board following his retirement, and Mr. Milau will join the Board upon assuming the role of Chief Executive Officer.
Effective March 24, 2026, Simon Hille was appointed as Executive Vice President and Chief Operating Officer of the Company.
Dan Myerson was appointed to the Board of Directors, effective April 14, 2026, and appointed Deputy Chair, effective April 30, 2026.
2026 Outlook(1)
We are maintaining our 2026 annual gold production guidance of 490,000 to 590,000 ounces(2) with total cash costs per ounce sold of $1,220 to $1,420 and AISC per ounce sold of $1,670 to $1,870. Quarter-to-quarter gold production in 2026 is expected to fluctuate during the year, with production continuing to be weighted to the second half of the year. In addition, in line with 2026 guidance, growth capital investment at operations is expected to total $375 to $405 million. Construction project capital at Skouries is expected to be approximately $335 million with accelerated operational capital expected to be approximately $167 million, and post-commercial production growth capital between $35 and $45 million. Sustaining capital from operations is expected to total $140 to $165 million and sustaining capital at Skouries of $20 to $35 million. Exploration expenditures are expected to total $75 to $85 million.
(1) McIlvenna Bay not included in 2026 Outlook.
(2) Includes production anticipated from Ormaque and expected pre-commercial production from Skouries. Skouries commercial production is expected in Q4.

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three months ended March 31, 2026
Review of Financial and Operating Performance
Health and Safety
The Company’s lost-time injury frequency rate per million person-hours worked (“LTIFR") was 0.26 in Q1 2026, a decrease from 0.7 in Q1 2025. We continue to implement multi-year programs to support continuous improvement in workplace safety, supporting our vision of Everyone Going Home Healthy and Safe Every Day.
Production, Sales and Revenue
In Q1 2026, we produced 100,358 ounces of gold, a 13% decrease from Q1 2025 production of 115,893 ounces. This primarily reflected decreases at Kisladag due to the planned lower tonnes and ore grade stacked, and decreases at Efemcukuru due to lower ore grade, partially offset by an increase at Olympias and Lamaque due to higher grade and recoveries.
Gold sales in Q1 2026 totalled 100,619 ounces, a 13% decrease from 116,263 ounces sold in Q1 2025 due to the impact of lower production in Q1 2026.
The average realized gold price(3) was $4,891 per ounce sold in Q1 2026, an increase of 67% from $2,933 per ounce sold in Q1 2025. As a result, total revenue was $532.4 million in Q1 2026, an increase of 50% from total revenue of $355.2 million in Q1 2025.
Production Costs and Unit Cost Performance
Production costs increased to $188.2 million in Q1 2026 from $148.3 million in Q1 2025 mainly due to an increase in royalties in Turkiye and Greece, which accounted for approximately 70% of the increase to production costs. The remainder relates primarily to increases in labour costs, due to cost inflation in Turkiye, higher volumes produced at Lamaque and Olympias, and additional costs incurred in labour and contractors due to deepening the production centre of the Triangle Mine at Lamaque.
Production costs include royalty expense, which increased to $50.1 million in Q1 2026 from $22.2 million in Q1 2025 due to higher average realized gold prices and higher royalty rates, partially offset by lower sales volumes. In Turkiye, royalties are paid on revenue less certain costs associated with ore haulage, mineral processing and related depreciation, and are calculated on the basis of a sliding scale according to the average London Metal Exchange gold price during the calendar year. Effective July 24, 2025, amendments to Turkish Mining Law were enacted, which included changes to the base rate table for state royalties on gold metal sales. The price-linked sliding scale of royalty rates has broadened with increasing rate bands, with the highest band at a maximum gold price of $5,101/oz, an expansion from the previous maximum of $2,101/oz. In Greece, royalties are paid on revenue and calculated on a sliding scale tied to international gold and base metal prices and the EUR/USD exchange rate.
Total cash costs(3) in Q1 2026 averaged $1,470 per ounce sold, an increase from $1,153 per ounce sold in Q1 2025, primarily due to higher royalty expense driven by higher gold prices, lower volumes sold, as well as impacts from labour. AISC per ounce sold(2) increased to $1,942 in Q1 2026 from $1,559 in Q1 2025, mainly due to higher total cash costs per ounce sold in Q1 2026.
Other Expenses
Depreciation expense totalled $54.0 million in Q1 2026, compared with $60.2 million in Q1 2025 primarily reflecting a decrease at Kisladag due to lower production.
Foreign exchange gain was $20.4 million for Q1 2026 compared to a loss of $6.3 million in Q1 2025. The gain was primarily due to the impact of fluctuations in the EUR/USD exchange rate on Euro denominated debt, payables and cash balances, with the Euro weakening in Q1 2026 and strengthening in Q1 2025.
Other expense was $12.9 million in Q1 2026 compared to other expense of $59.7 million in Q1 2025. Other expense in Q1 2026 included unrealized losses on derivative instruments of $20.0 million compared to unrealized and realized losses on derivative instruments of $74.3 million in Q1 2025. This was partly offset by a gain on sale of licenses in Turkiye in Q1 2025.
(3) These financial measures or ratios are non-IFRS financial measures or ratios. See the section 'Non-IFRS and Other Financial Measures and Ratios' for explanations and discussion of these non-IFRS financial measures or ratios.

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three months ended March 31, 2026
Finance costs in Q1 2026 were $14.0 million, compared to $12.2 million in Q1 2025. The increase was primarily driven by an increase in financing costs on cumulative debt and the change in fair value of the Senior Notes redemption option derivative. In Q1 2025, there were financing costs of $5.1 million incurred on the disposal of marketable securities.
Income Taxes
Income tax expense from continuing operations increased to $111.0 million in Q1 2026 compared to a recovery of $32.6 million in Q1 2025.
Current tax expense increased to $80.7 million in Q1 2026 from $47.2 million in Q1 2025. The Q1 2026 expense is mainly comprised of $43.7 million from operations in Quebec relating to mining duties and income taxes, and $36.6 million from operations in Turkiye. Turkiye current tax expense consists of $34.5 million of profits tax, $2.4 million related to taxable unrealized foreign exchange gains due to the weakening of the Lira against the U.S. dollar, and $9.2 million of withholding tax on earnings repatriated from Turkiye in the quarter, partially offset by a recovery of $9.4 million from investment tax credits for Kisladag and Efemcukuru.
Deferred income tax expense was $30.3 million in Q1 2026 compared to a recovery of $79.8 million in Q1 2025. Deferred tax for the quarter included, among other items, an $18.3 million expense related to net movements against the U.S. dollar of local currencies, primarily the Lira and the Euro.
The Company continually assesses its potential exposure to Pillar Two income taxes. Assessments are based on the most recent information available regarding the financial performance of the constituent entities in the group. Based on the most recent assessment performed, the Company does not expect a material exposure to Pillar Two top-up taxes.
Net Earnings Attributable to Shareholders
The Company reported net earnings attributable to shareholders from continuing operations of $136.4 million ($0.69 basic earnings per share) in Q1 2026, compared to net earnings of $72.0 million ($0.35 basic earnings per share) in Q1 2025. Higher net earnings in Q1 2026 is primarily attributable to higher average realized gold prices, partially offset by lower volumes sold, higher production costs and higher income tax expense.
Adjusted net earnings(4) was $188.2 million ($0.95 basic earnings per share) in Q1 2026, compared to adjusted net earnings of $56.4 million ($0.28 basic earnings per share) in Q1 2025. Adjustments of non-recurring items in Q1 2026 include removing an $18.3 million loss on foreign exchange translation of deferred tax balances, a $20.0 million unrealized loss on derivative instruments, and a $7.7 million expense relating to acquisition costs.
Cash Generated from Operating Activities and Free Cash Flow(4)
Net cash generated from operating activities from continuing operations increased to $141.4 million in Q1 2026 from $130.4 million in Q1 2025, primarily as a result of higher average realized gold price, partially offset by lower volumes sold, higher production costs and higher income taxes paid. See the additional discussion in the section, Financial Condition and Liquidity of this MD&A.
Free cash flow decreased to negative $129.1 million in Q1 2026 from negative $29.4 million in Q1 2025 primarily due to higher cash used in investing activities, partially offset by higher cash generated from operating activities. Free cash flow excluding Skouries was $62.9 million.
(4) These financial measures or ratios are non-IFRS financial measures or ratios. See the section 'Non-IFRS and Other Financial Measures and Ratios' for explanations and discussion of these non-IFRS financial measures or ratios.

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three months ended March 31, 2026
Quarterly Operations Update
Gold Operations

	3 months ended March 31,
	2026	2025
Total
Gold produced (oz)	100,358	115,893
Gold sold (oz)	100,619	116,263
Production costs	$188.2	$148.3
Total cash costs ($/oz sold) (1,2)	$1,470	$1,153
All-in sustaining costs ($/oz sold) (1,2)	$1,942	$1,559
Sustaining capital expenditures (2)	$32.9	$32.9
Kisladag
Gold produced (oz)	28,339	44,319
Gold sold (oz)	28,311	44,338
Production costs	$56.7	$47.5
Total cash costs ($/oz sold) (1,2)	$1,896	$1,039
All-in sustaining costs ($/oz sold) (1,2)	$2,060	$1,138
Sustaining capital expenditures (2)	$3.5	$2.3
Lamaque
Gold produced (oz)	42,306	40,438
Gold sold (oz)	44,607	42,205
Production costs	$41.8	$35.7
Total cash costs ($/oz sold) (1,2)	$904	$836
All-in sustaining costs ($/oz sold) (1,2)	$1,370	$1,392
Sustaining capital expenditures (2)	$20.2	$22.7
Efemcukuru
Gold produced (oz)	15,394	19,307
Gold sold (oz)	15,173	17,790
Production costs	$37.6	$24.7
Total cash costs ($/oz sold) (1,2)	$2,208	$1,357
All-in sustaining costs ($/oz sold) (1,2)	$2,528	$1,550
Sustaining capital expenditures (2)	$4.6	$3.0
Olympias
Gold produced (oz)	14,319	11,829
Gold sold (oz)	12,528	11,930
Production costs	$52.1	$40.3
Total cash costs ($/oz sold) (1,2)	$1,628	$2,398
All-in sustaining costs ($/oz sold) (1,2)	$2,031	$2,842
Sustaining capital expenditures (2)	$4.6	$4.9
(1)Includes costs allocated to by-products.
(2)These financial measures or ratios are non-IFRS financial measures or ratios. See the section 'Non-IFRS and Other Financial Measures and Ratios' for explanations and discussion of these non-IFRS financial measures or ratios.

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three months ended March 31, 2026
Kisladag

	3 months ended March 31,
Operating Data	2026	2025
Tonnes placed on pad	2,017,361	3,194,730
Recoverable ounces placed on pad	12,749	45,241
Head grade (g/t Au)	0.44	0.79
Gold produced (oz)	28,339	44,319
Gold sold (oz)	28,311	44,338
Average realized gold price ($/oz sold) (1)	$5,038	$2,882
Total cash costs ($/oz sold) (1)	$1,896	$1,039
All-in sustaining costs ($/oz sold) (1)	$2,060	$1,138
Financial Data
Revenue	$145.7	$129.2
Production costs	56.7	47.5
Depreciation and depletion	16.4	21.8
Earnings from mine operations	72.5	59.9
Growth capital investment (1)	51.3	20.7
Sustaining capital expenditures (1)	3.5	2.3
(1)These financial measures or ratios are non-IFRS financial measures or ratios. See the section 'Non-IFRS and Other Financial Measures and Ratios' for explanations and discussion of these non-IFRS financial measures or ratios.

Kisladag produced 28,339 ounces of gold in Q1 2026, a 36% decrease from 44,319 ounces in Q1 2025. The decrease was due to the planned lower tonnes and ore grade stacked in the first quarter, in addition to the accelerated waste removal from phase 6 and the western area which is underway. The average grade of tonnes placed decreased to 0.44 grams per tonne in Q1 2026 from 0.79 grams per tonne in Q1 2025.
Revenue increased to $145.7 million in Q1 2026 from $129.2 million in Q1 2025, driven by the higher average realized gold price, partially offset by lower gold ounces sold.
Production costs increased to $56.7 million in Q1 2026 from $47.5 million in Q1 2025, driven by higher royalty rates as a result of higher realized gold prices, partially offset by lower ounces sold. On a per ounce sold basis, higher production costs and lower ounces produced resulted in total cash costs per ounce sold increasing to $1,896 in Q1 2026 from $1,039 in Q1 2025.
AISC per ounce sold increased to $2,060 in Q1 2026 from $1,138 in Q1 2025, primarily due to higher total cash costs per ounce sold and higher sustaining capital expenditures.
Sustaining capital expenditures of $3.5 million in Q1 2026 primarily included equipment rebuilds and geometallurgical drilling. Growth capital investment of $51.3 million in Q1 2026 includes multiple purchases of land totalling $23.9 million required for the construction of the North Heap Leach Pad ("NHLP") and North Rock Dump, with the balance of $27.4 million related primarily to waste stripping and associated equipment costs as well as continued construction of the NHLP Phase 3.
The geometallurgical study, characterizing future mining phases and evaluating the benefit of additional screening for the high pressure grinding rolls and whole ore agglomeration, is expected to be complete in Q2 2026.
The higher metal price environment has created a significant opportunity for the Kisladag open pit, to allow us to evaluate the opportunity to move from a $1,700 to a $2,100 pit shell, which is expected to open up the western area of the pit and support resource expansion. To facilitate this opportunity and assist in resolving ongoing geotechnical challenges in the open pit, we expect to increase waste stripping in 2026 by six to eight million tonnes. The mine optimization plan is expected to be beneficial in the long-term by improved balancing of ore and waste movement and supporting consistent year-over-year performance.

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three months ended March 31, 2026
Lamaque

	3 months ended March 31,
Operating Data	2026	2025
Tonnes milled	225,269	248,549
Head grade (g/t Au)	6.20	5.38
Average recovery rate	94.3%	94.0%
Gold produced (oz)	42,306	40,438
Gold sold (oz)	44,607	42,205
Average realized gold price ($/oz sold) (1)	$4,891	$2,881
Total cash costs ($/oz sold) (1)	$904	$836
All-in sustaining costs ($/oz sold) (1)	$1,370	$1,392
Financial Data
Revenue	$219.6	$122.0
Production costs	41.8	35.7
Depreciation and depletion	18.0	19.6
Earnings from mine operations	159.9	66.7
Growth capital investment (1)	27.8	12.6
Sustaining capital expenditures (1)	20.2	22.7
(1)These financial measures or ratios are non-IFRS financial measures or ratios. See the section 'Non-IFRS and Other Financial Measures and Ratios' for explanations and discussion of these non-IFRS financial measures or ratios.

Lamaque produced 42,306 ounces of gold in Q1 2026, a 5% increase from 40,438 ounces in Q1 2025 primarily driven by higher grade ore, which includes the positive impact of Ormaque ore following receipt of the operating authorization in March, partially offset by lower throughput. Average grade increased to 6.20 grams per tonne in Q1 2026 from 5.38 grams per tonne in Q1 2025.
Revenue increased to $219.6 million in Q1 2026 from $122.0 million in Q1 2025 primarily due to the higher average realized gold price combined with an increase in gold ounces sold during the quarter.
Production costs increased to $41.8 million in Q1 2026 from $35.7 million in Q1 2025, reflecting higher costs and higher volume sold. As the centre of production at the Triangle Mine deepens, additional costs are incurred for haulage, equipment and personnel requirements. Total cash costs per ounce sold increased to $904 in Q1 2026 from $836 in Q1 2025 primarily due to higher costs, including mining costs for Ormaque as well as higher royalties due to the higher realized average gold price, partially offset by higher ounces sold.
AISC per ounce sold decreased to $1,370 in Q1 2026 from $1,392 in Q1 2025, primarily due to modestly lower sustaining capital and higher volumes sold, partially offset by the increase in total cash costs per ounce sold.
Sustaining capital expenditures of $20.2 million in Q1 2026 primarily related to underground development, delineation drilling, equipment rebuilds and purchases. Growth capital investment of $27.8 million in Q1 2026 primarily related to Ormaque development, construction of the north basin water management structure, construction of the paste plant, and ramp development at the Triangle Mine.

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three months ended March 31, 2026
Efemcukuru

	3 months ended March 31,
Operating Data	2026	2025
Tonnes milled	138,438	127,785
Head grade (g/t Au)	3.92	5.52
Average recovery rate (to concentrate)	91.5%	91.8%
Gold produced (oz) (1)	15,394	19,307
Gold sold (oz)	15,173	17,790
Average realized gold price ($/oz sold) (2)	$4,909	$3,197
Total cash costs ($/oz sold) (2)	$2,208	$1,357
All-in sustaining costs ($/oz sold) (2)	$2,528	$1,550
Financial Data
Revenue	$78.6	$57.5
Production costs	37.6	24.7
Depreciation and depletion	7.6	6.9
Earnings from mining operations	33.3	25.9
Growth capital investment (2)	2.4	1.8
Sustaining capital expenditures (2)	4.6	3.0
(1)Payable metal produced.
(2)These financial measures or ratios are non-IFRS financial measures or ratios. See the section 'Non-IFRS and Other Financial Measures and Ratios' for explanations and discussion of these non-IFRS financial measures or ratios.

Efemcukuru produced 15,394 payable ounces of gold in Q1 2026, a decrease from 19,307 payable ounces in Q1 2025 driven by lower gold grade of 3.92 grams per tonne in Q1 2026 from 5.52 grams per tonne in Q1 2025, partly offset by higher throughput during the quarter.
Revenue increased to $78.6 million in Q1 2026 compared to $57.5 million in Q1 2025. The increase was due to the higher average realized gold price, partially offset by lower gold sold.
Production costs increased to $37.6 million in Q1 2026 from $24.7 million in Q1 2025 driven by higher royalty rates as a result of higher realized gold prices. Additionally, lower gold ounces sold resulted in an increase in total cash costs per ounce sold to $2,208 in Q1 2026, from $1,357 in Q1 2025.
AISC per ounce sold increased to $2,528 in Q1 2026 from $1,550 in Q1 2025, primarily due to the increase in total cash costs per ounce sold, as well as higher sustaining capital expenditures as a result of increased development.
Sustaining capital expenditures of $4.6 million in Q1 2026 related primarily to underground development. Growth capital investment of $2.4 million related to both portal development for Kokarpinar and development costs at Bati.

12

MANAGEMENT’S DISCUSSION and ANALYSIS For the three months ended March 31, 2026
Olympias

	3 months ended March 31,
Operating Data	2026	2025
Tonnes milled	94,910	98,602
Head grade (g/t gold)	8.43	7.65
Head grade (g/t silver)	124.49	99.30
Head grade (% lead)	4.09%	3.18%
Head grade (% zinc)	4.29%	3.60%
Gold average recovery rate (to concentrate)	86.9%	75.7%
Silver average recovery rate (to concentrate)	76.1%	67.2%
Lead average recovery rate (to concentrate)	76.0%	68.1%
Zinc average recovery rate (to concentrate)	77.1%	64.4%
Gold produced (oz) (1)	14,319	11,829
Gold sold (oz)	12,528	11,930
Silver produced (oz) (1)	278,696	220,111
Silver sold (oz)	255,703	201,102
Lead produced (t) (1)	2,680	2,029
Lead sold (t)	2,459	1,819
Zinc produced (t) (1)	2,654	1,948
Zinc sold (t)	2,338	1,809
Average realized gold price ($/oz sold) (2)	$4,535	$2,918
Total cash costs ($/oz sold) (2)	$1,628	$2,398
All-in sustaining costs ($/oz sold) (2)	$2,031	$2,842
Financial Data
Revenue	$88.5	$46.5
Production costs	52.1	40.3
Depreciation and depletion	12.0	11.9
Earnings (loss) from mining operations	24.5	(5.7)
Growth capital investment (2)	8.0	3.8
Sustaining capital expenditures (2)	4.6	4.9
(1)Payable metal produced.
(2)These financial measures or ratios are non-IFRS financial measures or ratios. See the section 'Non-IFRS and Other Financial Measures and Ratios' for explanations and discussion of these non-IFRS financial measures or ratios.

Olympias produced 14,319 payable ounces of gold in Q1 2026, a 21% increase from 11,829 ounces in Q1 2025. The increase is a reflection of stable ore blend and flotation performance which resulted in increased metal recoveries.
Revenue increased to $88.5 million in Q1 2026 compared to $46.5 million in Q1 2025 primarily as a result of higher realized gold price, as well as higher sales volumes, grades and recoveries of gold and base metals.
Production costs increased to $52.1 million in Q1 2026 from $40.3 million in Q1 2025. Increases in costs were driven primarily by higher royalties due to the higher realized gold price, combined with the stronger Euro and its impact on costs in local currency, including labour. Total cash costs decreased to $1,628 in Q1 2026 from $2,398 in Q1 2025 due to higher allocation of costs to by-products and higher gold ounces sold, partially offset by higher royalties.

13

MANAGEMENT’S DISCUSSION and ANALYSIS For the three months ended March 31, 2026
AISC per ounce sold decreased to $2,031 in Q1 2026 from $2,842 in Q1 2025 primarily due to lower total cash cost per ounce sold and higher volumes sold. Sustaining capital expenditures of $4.6 million in Q1 2026 primarily included underground development, underground resource classification drilling and mobile mining equipment rebuilds and purchases. Growth capital investment of $8.0 million in Q1 2026 was driven by the mill expansion project, with sequential completion expected in Q3 2026 and ramp-up expected in Q4 2026.

14

MANAGEMENT’S DISCUSSION and ANALYSIS For the three months ended March 31, 2026
Development Projects
Skouries Project – Greece
The Skouries Project, part of the Kassandra Mines Complex, is located within the Halkidiki Peninsula of Northern Greece and is a high-grade copper-gold project. In January 2022, Eldorado published the results of the Skouries Project Feasibility Study with a 20-year mine life and expected average annual production over the life of the mine of 140,000 ounces of gold and 67 million pounds of copper, or approximately 240,000 gold equivalent ounces(5).
First production of the copper-gold concentrate is expected in Q3 2026 and commercial production is expected in Q4 2026, with 2026 gold production projected to be between 60,000 and 100,000 ounces and copper production projected to be between 20 and 40 million pounds.
Concentrate Off-Take Agreements
Concentrate commercial terms remain agreed and final offtake contract negotiations are in progress. With robust market conditions for copper gold concentrates continuing in 2026, we remain confident of achieving significantly stronger terms than those assumed in the 2022 feasibility study assumptions.
Capital Estimate and Schedule
As execution activities have progressed and the project advances toward construction completion on schedule, the Company has updated its forecast-to-complete and, as a result has revised its estimate of total project capital for phase 2 to approximately $1.315 billion. This reflects an incremental $155 million related to labour, project and support overheads and materials costs across multiple work fronts and foreign exchange impacts. Additional contractor resources have been and continue to be required to sustain momentum. Since mid Q1 2026 when the onsite workforce totaled approximately 2,350 employees and contractors, workforce levels have increased to over 3,200 currently, including the addition of specialized EU‑based contractors. This expanded workforce has supported continued progress across critical work fronts. The total workforce is expected to remain above 3,200 throughout the second quarter of 2026, followed by a planned and significant reduction in onsite labour in the third quarter as construction is completed, contractors are demobilized, and staffing levels normalize to support steady-state operations as the project transitions from construction into operations.
The project remains fully funded through operating cash flow, cash and debt financing. The Term Facility totalling €680.4 million ($782.3 million) is fully drawn (and the Contingent Overrun Facility of €60.0 million remains undrawn).
Project capital totalled $135.6 million in Q1 2026 and as of March 31, 2026, cumulative project capital invested towards Phase 2 of construction totalled $1.116 billion.
The accelerated operational capital cost estimate for Skouries has increased to approximately $260 million, reflecting an incremental $82 million investment focused on expanded pre‑commercial underground and open‑pit mining. These activities are supporting continued growth of the ore stockpiles ahead of first production, further advancement of the underground mine and advancing the site general earthworks. This incremental capital supports a smooth ramp‑up into production.
The Company is well positioned for start‑up, with over 2.8 million tonnes of ore stockpiled which provides the entire planned mill tonnage for 2026. Open pit and underground ore mining will continue for the balance of 2026 and will be blended to maximize cash flow with lower value ore being stockpiled for future years.
Accelerated operational capital was $48.5 million in Q1 2026 and as of March 31, 2026, cumulative accelerated operational capital totalled $141.6 million.
(5) Gold equivalent ounces: Calculated by converting copper pounds produced into gold equivalent using budgeted commodity prices for the relevant period: 2026-2027: $4,000/oz gold and $5.00/lb copper; 2029 and beyond: $3,000/oz gold and $4.50/lb copper.

15

MANAGEMENT’S DISCUSSION and ANALYSIS For the three months ended March 31, 2026
Construction Activities
As at March 31, 2026, overall project progress was approximately 94% complete.
Primary Crusher Building
The primary crusher is mechanically complete and all associated equipment is set in position, with work underway on the final piping and electrical installation. Conveyors from the primary crusher through the coarse ore stockpile to the process plant have been installed and belt installations are underway.
The stockpile dome foundation is complete, and assembly of the dome structure is virtually complete. All three reclaim feeders and associated chute work have been installed and work is underway to complete the final mechanical, piping and electrical connections in the stockpile reclaim tunnel. Electrical cable installation and terminations are in progress in the prefabricated electrical distribution room.
Process Plant
Work in the process plant remains focused on mechanical installations, piping, cable tray and cabling in preparation for first ore introduction. Q1 2026 inspections identified the need to replace the two damaged cyclone feed pumps variable speed drives. Temporary replacement equipment has been ordered and is expected to be installed in Q2 2026 with permanent equipment in Q3 2026. High and medium voltage electrical distribution from multiple substations within the process plant network are advancing, and the process control building structure is complete with electrical work underway across all plant areas. Electrical rooms are being progressively handed over to commissioning.
During the period, the compressor systems, blower systems and the process and fire water pumping systems achieved construction completion and have been handed over to the commissioning team. The reagent areas are advancing in line with the commissioning plan through various stages of mechanical, piping and electrical installations.
The main process control building is now under the commissioning teams control.
Thickeners
Two of the three tailings thickeners are mechanically complete, with electrical cabling and instrumentation installation underway. The third tailings thickener is not required for start-up.
Water testing is complete and piping installations have advanced as the pipe rack installations are completed. Work is advancing on the associated infrastructure, including the pumphouse building with piping and electrical work nearly complete, and mechanical and electrical installations in the flocculant building progressing. Electrical installations and cable pulling in the thickeners’ secondary substation building are well advanced.
Filtered Tailings Facility
Work continues to progress on the filtered tailings plant which remains on the critical path, with electrical installations and commissioning as the final steps. Work is also advancing on the tailings handling infrastructure.
Mechanical work advanced with all six filter presses and associated swivel doors, feeders and conveyors completed. The compressor building steel structure is complete, and all six compressors and air receivers are mechanically complete. Pipe installation continues to progress and cable tray installations are substantially complete. Electrical and instrumentation work is complete on filter presses 1 and 2 and progressing through the remaining four filter presses.
The filter plant tank farm construction has progressed with all five tanks now complete and structural steel for pipe racks and platforms advancing to support piping installations. The clarifier water tank construction is fully welded and currently being painted following the successful hydrotest. The clarifier is assembled and the bridge assembly is being preassembled for installation.
The prefabricated electrical distribution room has been installed, with cable tray and electrical installation advancing.

16

MANAGEMENT’S DISCUSSION and ANALYSIS For the three months ended March 31, 2026
Powerline and Substations
The 150kV powerline, and primary substation are advancing in accordance with the project schedule to support start-up in Q3 2026. Final approval from the electrical regulatory authority, which is required prior to commissioning, is expected following completion of the required inspection and energization protocols in late Q2 or early Q3.
Powerline construction is advancing with the transmission tower assembly complete and pilot wire pulling now underway along the transmission line. Work in the primary substation has advanced through ongoing assembly of the substation structures and control building structural completion.
Commissioning Activities
Pre-commissioning of the power infrastructure for the plant has started with the substations that distribute power to the process plant, filter plant, and primary crusher. Commissioning continues in the fire, utility, and process water systems. Pre-commissioning for the SAG and Ball mill instrumentation, electrical and control systems has started. Pre-commissioning started in the flotation area with focus on air and instrumentation for the flotation cells. Wet commissioning has started for the process-water pumps and tailings thickeners.
Integrated Extractive Waste Management Facility (the "IEWMF")
Preparation works for the initial tailings placement area is progressing, with engineering fill continuing in the first part of Q2 2026.
Construction of the low-grade ore stockpile continued advancing with the planned sequence focused on the lower section.
Excavation of the southern diversion trench is ongoing and ramping up in the more favorable dry season.
Accelerated Operations and Readiness
Open Pit Mining
The open pit mine continued to ramp up during Q1 2026 and remains ahead of plan in building ore stockpiles for the process plant start-up. The open pit team delivered 877 kt of ore to stockpiles during Q1 2026. At the end of Q1 2026 the stockpiles contained approximately 2.3 million tonnes of open pit and underground ore. The stockpile metal content is approximately 84,000 ounces of gold and 24 million pounds of copper. Grade control drilling of the open pit phase 1 has been completed.
Underground Development
The underground mine delivered 140 kt of ore to the ore stockpiles during Q1 2026. Underground access development rates continued to accelerate. A total of 1,333 meters of underground development was completed in Q1 2026. The monthly advance during March 2026 was 607 meters, a step up towards the approximate 700 meters per month we are targeting during the remaining months of the year. The underground ventilation system has been upgraded enabling ventilation of the 350 level where the remaining four test stopes will be mined this year.
The second test stope was completed with ore fragmentation, stope cavity monitoring and extraction exceeding expectations. Development of both the east and west declines continues, and development to access the next four test stopes started in Q2 2026.
Based on the successful completion of the first two test stopes, the Company has the opportunity to expand the stope design to support greater productivity, with the planned four larger test stopes designed at approximately 100 kt per stope
Processing
Three of the four processing operations and maintenance teams have successfully completed their theoretical training and are now completing job familiarization training at both Skouries and Olympias sites. The fourth team will commence theory training in Q2 2026.
Several key readiness activities are advancing according to plan. Procurement of maintenance spares is advancing on plan for completion in Q2, consignment stock agreements are in place with the main OEM’s and the tailings placement design has been completed.

17

MANAGEMENT’S DISCUSSION and ANALYSIS For the three months ended March 31, 2026
Twelve highly experienced process plant ramp-up experts have been contracted to support the operations team during the first three months of operations.
Workforce
As at March 31, 2026, there were approximately 3,000 personnel working on site, including 450 Skouries employees.

McIlvenna Bay Project – Canada
The McIlvenna Bay Project, located in Saskatchewan, Canada, is a copper-zinc-gold-silver rich development project added on April 14, 2026, with the acquisition of Foran. In March 2025, Foran published a McIlvenna Bay Project Feasibility Study, with an 18 year mine life and average life of mine production of 41 million pounds of copper, 20,000 ounces of gold, 444,000 ounces of silver and 54 million pounds of zinc.
The mine is expected to have a long life and is supported by a robust resource base, with highly prospective exploration upside across the broader district, including the nearby Tesla Zone. McIlvenna Bay is nearing first production and is expected to achieve commercial production in Q3 2026.
Located in one of the world’s most attractive mining jurisdictions, the project benefits from excellent infrastructure and is designated by the Government of Canada as a project of national significance to support critical mineral development. McIlvenna Bay is expected to enhance Eldorado’s production profile, increase exposure to copper, and contribute to long-term cash flow generation.
Following the close of the acquisition the Company is currently working to fully integrate McIlvenna Bay. Updated production and cost guidance, including timing related to potential expansion studies and an evaluation of the potential addition of a silver-lead circuit, will be provided in conjunction with the Company’s Q2 2026 Operational and Financial Update.

Perama Hill Project – Greece
The Perama Hill Project is an epithermal gold-silver deposit located in the Thrace region of northeastern Greece. If developed, the project is expected to operate as a small open pit mine utilizing a conventional carbon-in-leach circuit for gold recovery.
The Environmental Impact Assessment (EIA) was submitted to the Greek authorities in December 2025. A community consultation process led by Eldorado is expected to commence in the coming months. A separate consultation process will be conducted by the Greek State subject to its process and timing. These processes will support transparent dialogue and stakeholder participation and are a precondition to EIA approval. In the interim, work will continue on the required feasibility and technical studies to support a construction decision.

18

MANAGEMENT’S DISCUSSION and ANALYSIS For the three months ended March 31, 2026
Exploration and Evaluation
Exploration and evaluation expenditures are expensed when they relate to the search for, or the delineation of, mineral deposits, or the initial evaluation of the technical and economic feasibility of a project. Exploration and evaluation expenditures are capitalized once there is sufficient evidence to support the probability of generating positive economic returns.

Segment	2026 Target / Projects	Exploration Expenditure
		Q1 2026	Q1 2025
Canada	Lamaque area targets (including Lamaque South), Bourlamaque targets (including Bevcon, Bonnefund, Aurbel), Uniake-Perestroika, Ontario projects, Golden Rose and Atlin Goldfields targets, and target generation activities	$3.0	$3.0
Turkiye	Efemcukuru West Vein targets, Derinkoy-Kurak targets, Atalan-Mayislar targets, Bonn Early-stage project and target generation activities	3.2	2.3
Greece	Stratoni Skarn, Early-stage project and target generation activities	1.2	0.1
Other	Early-stage project and target generation activities and third party evaluations	1.8	1.6
Total Expensed		$9.3	$7.0
Canada	Lamaque Operations: Triangle Deep & Plug 4, Ormaque resource conversion and expansion	2.1	3.6
Turkiye	Kokarpinar vein and acquisition of Turkiye exploration licenses	0.2	0.0
Greece	Olympias NW Zone, Olympias West Flats, Olympias resource conversion and expansion, Maves Petres, and Perama Hill Project	1.2	0.6
Other		—	0.3
Total Capitalized		$3.5	$4.4
Exploration and evaluation expenditures in Q1 2026 were primarily related to resource expansion programs in mine environments in Turkiye, Greece, and Canada, early-stage targets in Canada (for a combined total of 37,283 metres). In addition, 2026 target generation activities advanced on various early-stage projects during the quarter.
In Q1 2026, exploration and evaluation expense related primarily to early-stage projects in Quebec, Turkiye and Greece. In Eastern Canada, early-stage targets located within the Bourlamaque area were drilled (16,644 metres, including 1,568 metres at Bevcon, 3,604 metres at Bonnefond, and 11,472 metres at Perestroika were drilled by EGQ as operator of an Option Agreement). In Turkiye, exploration programs focused on desktop activities, fieldwork at regional greenfield projects, and drilling continued at Efemcukuru in the West Veins area (3,435 metres). In Greece, drilling continued at a skarn target along the Stratoni corridor with 2,813 metres during Q1 2026. Additionally, field activities were undertaken across Greece, Turkiye and Canada as part of early-stage exploration aimed at generating new targets.
Capitalized expenditures related to resource expansion and resource conversion programs at Lamaque totalled 8,278 metres of drilling in Q1 2026. At Ormaque, drilling included 7,846 metres of resource expansion and conversion drilling, with 432 metres for exploration drilling from the Sigma-Triangle decline. In Greece, capitalized expenditures related to resource expansion and resource conversion drilling programs at Olympias totalled 5,271 metres, including 1,526 metres of surface drilling supporting conversion drilling in the northern area of the deposit and 3,197 metres of underground resource expansion drilling in Q1 2026. Also in Greece, 663 metres of geotechnical drilling were undertaken in the planned pit area during Q1 at Perama Hill, and 727 metres of drilling were undertaken at Maves Petres.

19

MANAGEMENT’S DISCUSSION and ANALYSIS For the three months ended March 31, 2026
Financial Condition and Liquidity
Operating Activities
Net cash generated from operating activities from continuing operations increased to $141.4 million in Q1 2026 from $130.4 million in Q1 2025, primarily as a result of higher average realized gold price, partially offset by lower volumes sold, higher production costs and higher income taxes paid. Income taxes paid of $132.1 million in Q1 2026 primarily related to operations in Turkiye, as well as income taxes and Quebec mining duties for Lamaque, which has increased due to higher profits.
Working capital changes resulted in a decrease in cash of $45.7 million in Q1 2026. Movements included a $33.9 million increase in inventory, primarily related to build-ups at Skouries and timing of purchases of materials and supplies at Kisladag as well as a $8.1 million increase in accounts receivable primarily due to the timing of concentrate sales, partially offset by collections of VAT and other receivables.
Investing Activities
In Q1 2026, we invested $311.3 million in capital expenditures on a cash basis, of which $32.9 million were sustaining capital expenditures at gold mines primarily related to underground development, equipment rebuilds, and processing improvements. Before adjusting for non-cash accruals, growth capital investment included $135.6 million for Skouries project capital, $48.5 million for Skouries accelerated operational capital, and $51.3 million at Kisladag related to waste stripping, land purchases, and continued construction of the North Heap Leach Pad.

Summary of Capital Expenditures	Q1 2026	Q1 2025
Kisladag	$51.3	$20.7
Lamaque	27.8	12.6
Efemcukuru	2.4	1.8
Olympias	8.0	3.8
Growth capital investment at operating mines (1)	$89.4	$38.9

Kisladag	$3.5	$2.3
Lamaque	20.2	22.7
Efemcukuru	4.6	3.0
Olympias	4.6	4.9
Sustaining capital expenditures at operating mines (1)	$32.9	$32.9

Skouries project capital (2)	$135.6	$83.8
Skouries accelerated operational capital	48.5	6.4
Sustaining capitalized exploration	0.4	0.7
Capitalized depreciation	7.5	1.0
Other projects	3.7	9.5
Total capital expenditures (3)	$318.0	$173.2

Reconciliation to cash capital expenditures:
Change in accounts payable and accruals related to capital additions	$1.1	($11.5)
Lease and other non-monetary additions	(0.3)	(2.1)
Capitalized depreciation	(7.5)	(1.0)
Total cash capital expenditures (4)	$311.3	$158.5
(1)These financial measures or ratios are non-IFRS financial measures or ratios. See the section 'Non-IFRS and Other Financial Measures and Ratios' for explanations and discussion of these non-IFRS financial measures or ratios.
(2)Excludes capitalized interest of $15.2 million in Q1 2026 (Q1 2025: $10.3 million).
(3)Excludes asset retirement adjustments of nil in Q1 2026 (Q1 2025: $5.3 million).
(4)Excludes capitalized interest paid of $8.4 million in Q1 2026 (Q1 2025: $9.1 million).

20

MANAGEMENT’S DISCUSSION and ANALYSIS For the three months ended March 31, 2026
Financing Activities
Project Financing Facility
On April 5, 2023, the Company entered into a project financing facility for the development of the Skouries Project in Northern Greece. This includes a €480.4 million commercial loan facility ("Commercial Loan Facility"), €200.0 million of funds from the Greek Recovery and Resilience Fund ("RRF Facility") and a contingent overrun facility ("Contingent Overrun Facility") for an additional €60.0 million (the Commercial Loan Facility, the RRF Facility and the Contingent Overrun Facility, together the "Term Facility"). The Term Facility is non-recourse to Eldorado Gold Corporation and is secured by the Skouries Project and the Hellas Gold operating assets. The project financing facility also includes a €30.0 million revolving credit facility ("VAT Facility") to fund reimbursable value added tax expenditures relating to the Skouries Project.
In the three months ended March 31, 2026, the Company did not draw down on the Term Facility or the VAT Facility, and made repayments of €30.0 million ($35.8 million) on the VAT Facility.
In January 2025, Eldorado exercised a deferral option, which extends drawings from the Term Facility through the earlier of August 26, 2026, or three months following completion of the Skouries Project. Due to Eldorado exercising the deferral option in January 2025, repayment of the Term Facility will commence on December 31, 2026, with 13 semi-annual installments, through to December 31, 2032.
Senior Notes
On August 26, 2021, the Company completed an offering of $500.0 million senior unsecured notes with a coupon rate of 6.25% due September 1, 2029 (the “Senior Notes”). The Senior Notes pay interest semi-annually on March 1 and September 1, which began on March 1, 2022. The Senior Notes are guaranteed by Eldorado Gold Cooperatief U.A., SG Resources B.V., Tuprag Metal Madencilik Sanayi ve Ticaret AS, and Eldorado Gold (Quebec) Inc., all wholly-owned subsidiaries of the Company. We are in compliance with related covenants as at March 31, 2026.
The semi-annual interest payment on the notes was paid in February 2026.
Senior Secured Credit Facility
On June 27, 2024, we entered into an agreement with a syndicate of lenders to increase the existing revolving senior secured credit facility ("Credit Facility") from $250 million to $350 million, with an option to increase the available credit by $100 million through an accordion feature, and to extend the facility to a maturity date of June 27, 2028. We are in compliance with covenants related to the Credit Facility as at March 31, 2026.
The Company's equity commitment for the Skouries Project is backstopped by a letter of credit issued under the Credit Facility. As at March 31, 2026, after giving effect to investments in the Skouries Project to date, the amount outstanding under the letter of credit for Skouries was €166.6 million ($191.6 million) and the Company's available balance on the Credit Facility was $158.1 million. The letter of credit will continue to be reduced Euro for Euro as the Company invests further in the Skouries Project.

21

MANAGEMENT’S DISCUSSION and ANALYSIS For the three months ended March 31, 2026
Capital Resources

	March 31, 2026	December 31, 2025
Cash and cash equivalents	$629.7	$869.4
Working capital	703.6	944.6
Debt	1,230.8	1,275.1

At March 31, 2026, we had cash and cash equivalents of $629.7 million compared to $869.4 million at December 31, 2025. The decrease in the cash balance is primarily due to growth capital investment, share buybacks, repayments of the VAT Facility, dividend payments, and income taxes paid. These cash outflows are offset partly by cash generated from operating activities, VAT refunds and the sale of investments in marketable securities.
We expect that our working capital of $703.6 million as at March 31, 2026, together with future cash flows from operations, the Term Facility and access to the undrawn Credit Facility, if required, are sufficient to support our planned and foreseeable commitments for the next twelve months.
Contractual Obligations
Significant changes to our commitments and contractual obligations as at March 31, 2026 are outlined below:

	Within 1 year	2 years	3 years	4 years	Over 4 years	Total
Debt - Term Facility (1)	46.9	93.9	93.9	78.2	469.4	782.3
(1) Does not include interest on debt.

Quarterly Results

	2026	2025	2025	2025	2025	2024	2024	2024
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Total revenue	$532.4	$577.2	$434.7	$451.7	$355.2	$435.7	$331.8	$297.1
Net earnings from continuing operations (1,2)	136.4	252.3	56.5	139.0	72.0	108.2	101.1	56.4
Net (loss) earnings from discontinued operations (1,4)	—	(11.5)	(0.5)	(1.0)	0.4	(3.2)	(6.1)	(0.9)
Net earnings per share from continuing operations (1,2)
- basic	$0.69	$1.26	$0.28	$0.68	$0.35	$0.53	$0.49	$0.28
- diluted	$0.68	$1.25	$0.28	$0.67	$0.35	$0.52	$0.49	$0.27
Adjusted net earnings per share - basic (1,3)	$0.95	$0.63	$0.41	$0.44	$0.28	$0.62	$0.35	$0.33
(1)Attributable to shareholders of the Company.
(2)Amounts presented are from continuing operations only and exclude the Romania segment for the years 2025 and 2024.
(3)These financial measures or ratios are non-IFRS financial measures or ratios. See the section 'Non-IFRS and Other Financial Measures and Ratios' for explanations and discussion of these non-IFRS financial measures or ratios.
(4)Discontinued operations include the Romania segment for the years 2025 and 2024.
Revenue and net earnings throughout 2026 to 2024 benefitted from rising average realized gold prices. Part of this impact was offset by higher royalties resulting from the higher realized gold prices and revised royalty rates enacted in Turkiye in mid-2025.
In Q3 2024, net earnings from continuing operations includes a $50.1 million gain ($60 million gain, net of $9.9 million tax impact) related to deferred consideration from the sale of the Tocantinzinho property to G Mining Ventures in 2021. In Q4 2024 and Q2 2025, net earnings from continuing operations were impacted by higher gold production and gold sales at Lamaque due to the processing of the high-grade Ormaque bulk samples.

22

MANAGEMENT’S DISCUSSION and ANALYSIS For the three months ended March 31, 2026
Adjusted net earnings(6) in Q1 2026 removes significant items that do not reflect our underlying performance, among other things, a $18.3 million loss on foreign exchange translation of deferred tax balances, a $20.0 million unrealized loss on derivative instruments, and $7.7 million expense relating to acquisition costs.
Other significant adjustments from prior quarters include the following:
•Q4 2025 - a deferred tax recovery of $104.2 million on the recognition of deferred tax assets and a $27.4 million unrealized gain on derivative instruments.
•Q3 2025 - an unrealized loss on derivative instruments of $22.2 million.
•Q2 2025 - a gain related to foreign exchange on deferred tax of $22.8 million and an unrealized gain on derivative instruments of $18.7 million.
•Q1 2025 - a deferred tax recovery of $73.5 million on the recognition of a deferred tax asset and a $63.4 million unrealized loss on derivative instruments.
•Q4 2024 - an unrealized gain of $10.2 million on derivative instruments and a $26.5 million loss on foreign exchange due to the translation of deferred tax balances and Turkiye inflation accounting.
•Q3 2024 - an unrealized loss of $33.1 million on derivative instruments, a $50.1 million gain net of tax on recognition of deferred consideration from the sale of Tocantinzinho, and a $15.3 million gain on foreign exchange due to the translation of deferred tax balances and Turkiye inflation accounting.

Outstanding Share Information

Common Shares Outstanding (1)
- as of March 31, 2026	196,330,013
- as of April 30, 2026	260,998,334
Share purchase options - as of April 30, 2026 (Weighted average exercise price per share: C$25.52)	2,847,020
Performance share units (2) - as of April 30, 2026	1,154,850
(1)Includes shares held in trust for restricted share units.
(2)Performance share units (PSUs) are subject to satisfaction of performance vesting targets within a performance period which may result in a higher or lower amount of PSUs than the number granted as of the grant date. Redemption settlement may be paid out in common shares (one for one), cash or a combination of both. The number of common shares listed above in respect of the PSUs assumes that 100% of the PSUs granted (without change) will vest and be paid out in common shares on a one for one basis. However, as noted, the final number of PSUs that may be earned and redeemed may be higher or lower than the number of PSUs initially granted.

(6) These financial measures or ratios are non-IFRS financial measures or ratios. See the section 'Non-IFRS and Other Financial Measures and Ratios' for explanations and discussion of these non-IFRS financial measures or ratios.

23

MANAGEMENT’S DISCUSSION and ANALYSIS For the three months ended March 31, 2026
Non-IFRS and Other Financial Measures and Ratios
We have included certain non-IFRS financial measures and ratios in this MD&A, as discussed below. We believe that these measures, in addition to conventional measures prepared in accordance with IFRS, provide investors an improved ability to evaluate the performance of our gold mining operations and its ability to generate positive cash flow. These non-IFRS financial measures and ratios are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These financial measures and ratios do not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to other issuers.
We believe that our use of total cash costs per ounce sold and all-in sustaining costs per ounce sold will assist analysts, investors and other stakeholders of the Company in understanding the costs associated with producing gold, assessing our operating performance, and our ability to generate free cash flow from gold operations. Due to the capital-intensive nature of the industry and the long useful lives over which these assets are depreciated, there can be a significant timing difference between net earnings calculated in accordance with IFRS and the amount of free cash flow that is generated by a mine, and therefore we believe these measures are useful non-IFRS operating metrics and supplement our IFRS disclosures. These measures are not representative of all of our cash expenditures as they do not include income tax payments, interest costs or dividend payments. These measures do not include depreciation or amortization.
The following table outlines the non-IFRS financial measures and ratios, their definitions, the most directly comparable IFRS measures and why we use these measures.

Non-IFRS financial measure or ratio	Definition	Most directly comparable IFRS measure	Why we use the measure and why it is useful to investors

Earnings before interest, taxes, depreciation and amortization (EBITDA) and adjusted EBITDA	EBITDA from continuing operations represents net earnings or loss for the period before income tax expense or recovery, depreciation and amortization, interest income and finance costs. Adjusted EBITDA removes the effects of items that do not reflect our underlying operating performance and are not necessarily indicative of future operating results. These may include: unrealized gains or losses on derivatives, non-cash write-downs of assets; gains or losses on disposals of assets; costs associated with debt refinancing or redemptions; non-cash impairments or reversals of impairments; costs associated with mine closures; and other non-cash or non-recurring expenses or recoveries.	Earnings or loss from continuing operations before income tax	We believe EBITDA and adjusted EBITDA are widely used by investors and analysts as useful indicators of our operating performance, our ability to invest in capital expenditures, our ability to incur and service debt and also as a valuation metric.
Adjusted net earnings (loss)	Defined as net earnings or loss from continuing operations attributable to shareholders of the Company excluding the effects (net of tax) of significant items that do not reflect our underlying operating performance. In addition to the items listed for Adjusted EBITDA, these may also include: losses or gains on foreign exchange translation of deferred tax balances; gains or losses on deferred tax due to changes in tax rates; and other non-recurring tax expenses or recoveries.	Net earnings (loss) from continuing operations attributable to shareholders of the Company	Adjusted net earnings and adjusted net earnings per share are used by management to measure the underlying operating performance of the Company. We believe these measures assist analysts and investors in assessing our operating performance.
Adjusted net earnings (loss) per share	This ratio is calculated by dividing adjusted net earnings or loss from continuing operations by the weighted average number of shares outstanding.

24

MANAGEMENT’S DISCUSSION and ANALYSIS For the three months ended March 31, 2026

Non-IFRS financial measure or ratio	Definition	Most directly comparable IFRS measure	Why we use the measure and why it is useful to investors

Total cash costs	We define total cash costs following the recommendations of the Gold Institute Production Cost Standard. The Gold Institute, which ceased operations in 2002, was a non-regulatory body and represented a global group of producers of gold and gold products. The production cost standard developed by the Gold Institute remains the generally accepted standard of reporting total cash costs of production by gold mining companies. Total cash costs include direct operating costs (including mining, processing and administration), refining and selling costs (including treatment, refining and transportation charges and other concentrate deductions), royalty payments, and costs allocated to by-products, but exclude depreciation and amortization, share based payments expenses and reclamation costs.	Production costs	We believe these measures assist investors and analysts in evaluating the Company's operating performance and our ability to generate cash flow.
Total cash costs per ounce sold	This ratio is calculated by dividing total cash costs by gold ounces sold in the period.
All-in sustaining costs (AISC)	We define AISC based on the definition set out by the World Gold Council, including the updated guidance note dated November 14, 2018. We define AISC as the sum of total cash costs (as defined above), sustaining capital expenditure relating to current operations (including capitalized stripping and underground mine development), sustaining leases (cash basis), sustaining exploration and evaluation cost related to current operations (including sustaining capitalized evaluation costs), reclamation cost accretion and amortization related to current gold operations and corporate and allocated general and administrative expenses. Corporate and allocated general and administrative expenses include general and administrative expenses, share-based payments and defined benefit pension plan expense. Corporate and allocated general and administrative expenses do not include non-cash depreciation. As this measure seeks to reflect the full cost of gold production from current operations, growth capital and reclamation cost accretion not related to operating gold mines are excluded. Certain other cash expenditures, including tax payments, financing charges (including capitalized interest), except for financing charges related to leasing arrangements, and costs related to business combinations, asset acquisitions and asset disposals are also excluded.	Production costs
We believe these measures assist investors, analysts and other stakeholders with understanding the full cost of producing and selling gold and in evaluating our operating performance and our ability to generate cash flow. In addition, the Compensation Committee of the Board of Directors uses AISC, together with other measures, in its Corporate Scorecard to set incentive compensation goals and assess performance.

AISC per ounce sold	This ratio is calculated by dividing AISC by gold ounces sold in the period.
Sustaining capital	Defined as capital required to maintain current operations at existing levels, including capitalized stripping and underground mine development. Sustaining capital excludes non-cash sustaining lease additions, unless otherwise noted, and does not include capitalized interest, expenditure related to capitalized exploration, development projects, or other growth or sustaining capital not related to operating gold mines.	Additions to property, plant and equipment	We use sustaining capital to understand the ongoing capital cost required to maintain operations at current levels, and growth capital to understand the cost to develop new operations or related to major projects at existing operations where these projects will materially increase production from current levels.
Growth capital	Defined as capital expenditures for new operations, major growth projects or enhancement capital for significant infrastructure improvements at existing operations.
Average realized gold price per ounce sold	Defined as revenue from gold sales adding back treatment charges, refining charges, penalties and other costs that are deducted from proceeds from gold concentrate sales, divided by gold ounces sold in the period.	Revenue	We use this measure to better understand the price realized in each reporting period for gold sales.
Free cash flow	Defined as net cash generated from (used in) operating activities of continuing operations, less net cash used in investing activities of continuing operations before increases or decreases in cash from the following items that are not considered representative of our ability to generate cash: term deposits, restricted cash, cash used for acquisitions or disposals of mineral properties, marketable securities and non-recurring asset sales.	Net cash generated from (used in) operating activities of continuing operations	We believe free cash flow is a useful indicator of our ability to operate without reliance on additional borrowing or usage of existing cash. We believe free cash flow excluding Skouries is a useful indicator of our ability to generate free cash flow from operations, prior to investment in the Skouries Project.
Free cash flow excluding Skouries	Defined as free cash flow (defined above) adding back cash-basis capital additions for the Skouries Project and capitalized interest paid related to the Skouries Project.
Cash flow from operating activities before changes in working capital	Defined as net cash generated from or used in operating activities of continuing operations before changes in non-cash working capital. Excludes the period to period movements of accounts and other receivables, inventories and accounts payable and accrued liabilities.	Net cash generated from (used in) operating activities of continuing operations	We believe that cash flow from operating activities before changes in working capital assists analysts, investors and other stakeholders in assessing our ability to generate cash from our operations before temporary working capital changes.

25

MANAGEMENT’S DISCUSSION and ANALYSIS For the three months ended March 31, 2026
EBITDA, Adjusted EBITDA
Our reconciliation of EBITDA and Adjusted EBITDA to earnings from continuing operations before income tax, the most directly comparable IFRS measure, is presented below.

	Q1 2026	Q1 2025
Earnings before income tax (1)	$246.7	$42.3
Depreciation and amortization (2)	54.4	60.6
Interest income	(7.7)	(8.3)
Finance costs	14.0	12.2
EBITDA	$307.5	$106.9
Unrealized loss on derivative instruments	20.0	63.4
Acquisition costs	7.7	—
Loss (gain) on disposal of assets	0.4	(7.3)
Share of loss from associate	0.1	—
Adjusted EBITDA	$335.7	$163.0
(1)2025 amounts presented are from continuing operations only and exclude the Romania segment.
(2)Includes depreciation within general and administrative expenses.

Adjusted Net Earnings Attributable to Shareholders
Our reconciliation of adjusted net earnings (loss) and adjusted net earnings (loss) per share to net earnings from continuing operations attributable to shareholders of the Company, the most directly comparable IFRS measure, is presented below.

	Q1 2026	Q1 2025
Net earnings attributable to shareholders of the Company (1)	$136.4	$72.0
Loss (gain) on foreign exchange translation of deferred tax balances	18.3	(3.5)
Decrease (increase) in fair value of redemption option derivative	5.8	(0.6)
Unrealized loss on derivative instruments	20.0	63.4
Acquisition costs	7.7	—
Tax recovery on recognition of deferred tax asset	—	(73.5)
(Gain) discount on sale of marketable securities	(0.1)	5.1
Share of loss from associate	0.1	—
Gain on sale of mining licenses	—	(6.5)
Total adjusted net earnings	$188.2	$56.4
Weighted average shares outstanding (thousands)	197,731	204,762
Adjusted net earnings per share ($/share)	$0.95	$0.28
(1)2025 amounts presented are from continuing operations only and exclude the Romania segment.

26

MANAGEMENT’S DISCUSSION and ANALYSIS For the three months ended March 31, 2026
Reconciliation of Total Cash Costs, Total Cash Cost per Ounce Sold, AISC, and AISC per Ounce Sold to Production Costs
Our reconciliation of total cash costs, total cash costs per ounce sold, AISC, and AISC per Ounce Sold to production costs, the most directly comparable IFRS measure, is presented below.
For the three months ended March 31, 2026:

	Kisladag	Lamaque	Efemcukuru	Olympias	Corporate (3)	Total
Direct operating costs	$39.3	$38.1	$20.7	$39.1	$—	$137.2
Transportation and selling costs	0.2	0.1	2.8	2.5	—	$5.6
Inventory change (1)	(3.1)	1.0	(0.2)	(2.4)	—	($4.6)
Royalty expense	20.4	2.6	14.3	12.9	—	$50.1
Production costs	$56.7	$41.8	$37.6	$52.1	$—	$188.2
Costs allocated to by-products	(3.1)	(1.4)	(4.1)	(32.0)	—	($40.6)
Treatment and refining costs (2)	—	—	—	0.3	—	$0.3
Total cash costs	$53.7	$40.3	$33.5	$20.4	$—	$147.9
Corporate & allocated G&A	—	—	—	—	12.1	$12.1
Exploration costs	—	0.4	—	—	—	$0.4
Reclamation costs and amortization	1.2	0.2	0.3	0.4	—	$2.1
Sustaining capital	3.5	20.2	4.6	4.6	—	$32.9
All-in sustaining costs	$58.3	$61.1	$38.4	$25.4	$12.1	$195.4
Gold oz sold	28,311	44,607	15,173	12,528	—	100,619
Total cash costs/oz	$1,896	$904	$2,208	$1,628	$—	$1,470
AISC/oz	$2,060	$1,370	$2,528	$2,031	$121	$1,942
(1)Inventory change adjustments result from timing differences between when inventory is produced and when it is sold.
(2)Included in revenue.
(3)Excludes general and administrative expenses related to business development activities and projects. Includes share based payments expense and defined benefit pension plan expense. AISC per ounce sold has been calculated using total consolidated gold ounces sold.

27

MANAGEMENT’S DISCUSSION and ANALYSIS For the three months ended March 31, 2026
For the three months ended March 31, 2025:

	Kisladag	Lamaque	Efemcukuru	Olympias	Corporate (3)	Total
Direct operating costs	$41.9	$31.4	$17.9	$34.5	$—	$125.6
Transportation and selling costs	0.2	0.1	2.7	1.8	—	$4.8
Inventory change (1)	(5.1)	2.9	(1.5)	(0.6)	—	($4.3)
Royalty expense	10.6	1.4	5.6	4.6	—	$22.2
Production costs	$47.5	$35.7	$24.7	$40.3	$—	$148.3
Costs allocated to by-products	(1.5)	(0.4)	(1.5)	(12.8)	—	($16.3)
Treatment and refining costs (2)	—	—	1.0	1.1	—	$2.1
Total cash costs	$46.1	$35.3	$24.1	$28.6	$—	$134.1
Corporate & allocated G&A	0.3	—	0.3	—	10.5	$11.2
Exploration costs	—	0.7	—	—	—	$0.7
Reclamation costs and amortization	1.8	0.1	0.2	0.4	—	$2.4
Sustaining capital	2.3	22.7	3.0	4.9	—	$32.9
All-in sustaining costs	$50.5	$58.8	$27.6	$33.9	$10.5	$181.2
Gold oz sold	44,338	42,205	17,790	11,930	—	116,263
Total cash costs/oz	$1,039	$836	$1,357	$2,398	$—	$1,153
AISC/oz	$1,138	$1,392	$1,550	$2,842	$91	$1,559
(1)Inventory change adjustments result from timing differences between when inventory is produced and when it is sold.
(2)Included in revenue.
(3)Excludes general and administrative expenses related to business development activities and projects. Includes share based payments expense and defined benefit pension plan expense. AISC per ounce sold has been calculated using total consolidated gold ounces sold.

Reconciliations of adjustments within AISC to the most directly comparable IFRS measures are presented below.
Reconciliation of general and administrative expenses included in All-in Sustaining Costs:

	Q1 2026	Q1 2025
General and administrative expenses (from consolidated statement of operations)	$11.2	$8.1
Add:
Share-based payments expense	3.6	4.4
Less:
Depreciation in general and administrative expenses	(0.5)	(0.4)
Business development	(1.6)	(0.3)
Development projects	(0.5)	(0.5)
Corporate and allocated general and administrative expenses per AISC	$12.1	$11.2

28

MANAGEMENT’S DISCUSSION and ANALYSIS For the three months ended March 31, 2026
Reconciliation of exploration and evaluations costs included in All-in Sustaining Costs:

	Q1 2026	Q1 2025
Exploration and evaluation expense (from consolidated statement of operations) (1)	$9.3	$7.0
Add:
Capitalized exploration cost related to operating gold mines	0.4	0.7
Less:
Exploration and evaluation expenses related to non-gold mines and other sites	(9.3)	(7.0)
Exploration costs per AISC	$0.4	$0.7
(1)2025 amounts presented are from continuing operations only and exclude the Romania segment.

Reconciliation of reclamation costs and amortization included in All-in Sustaining Costs:

	Q1 2026	Q1 2025
Asset retirement obligation accretion (from notes to the consolidated financial statements) (1)	$1.5	$1.5
Add:
Depreciation related to asset retirement obligation assets	0.9	1.1
Less:
Asset retirement obligation accretion related to non-gold mines and other sites	(0.2)	(0.2)
Reclamation costs and amortization per AISC	$2.1	$2.4
(1)2025 amounts presented are from continuing operations only and exclude the Romania segment.

Sustaining and Growth Capital
Our reconciliation of growth capital and sustaining capital expenditure at operating gold mines to additions to property, plant and equipment, the most directly comparable IFRS measure, is presented below.

	Q1 2026	Q1 2025
Additions to property, plant and equipment (from segment note in the consolidated financial statements) (1)	$318.0	$173.2
Growth and development project capital investment - gold mines	(92.4)	(38.7)
Growth and development project capital investment - other	(190.2)	(99.7)
Sustaining capitalized exploration	(0.4)	(0.7)
Sustaining capitalized depreciation	(2.7)	—
Sustaining equipment leases	0.5	(1.3)
Sustaining capital expenditure at operating gold mines	$32.9	$32.9
(1)2025 amounts presented are from continuing operations only and exclude the Romania segment.

29

MANAGEMENT’S DISCUSSION and ANALYSIS For the three months ended March 31, 2026
Average Realized Gold Price per Ounce Sold
Our reconciliation of average realized gold price per ounce sold to revenue, the most directly comparable IFRS measure, is presented below.
For the three months ended March 31, 2026:

	Revenue	Add concentrate deductions (1)	Less non-gold revenue	Gold revenue (2)	Gold oz sold	Average realized gold price per ounce sold
Kisladag	$145.7	$—	($3.1)	$142.6	28,311	$5,038
Lamaque	219.6	—	(1.4)	218.2	44,607	4,891
Efemcukuru	78.6	—	(4.1)	74.5	15,173	4,909
Olympias	88.5	0.3	(32.0)	56.8	12,528	4,535
Total consolidated	$532.4	$0.3	($40.6)	$492.1	100,619	$4,891
(1)Treatment charges, refining charges, penalties and other costs deducted from proceeds from gold concentrate sales.
(2)Includes the impact of provisional pricing adjustments on concentrate sales.

For the three months ended March 31, 2025:

	Revenue	Add concentrate deductions (1)	Less non-gold revenue	Gold revenue (2)	Gold oz sold	Average realized gold price per ounce sold
Kisladag	$129.2	$—	($1.5)	$127.8	44,338	$2,882
Lamaque	122.0	—	(0.4)	121.6	42,205	2,881
Efemcukuru	57.5	1.0	(1.5)	56.9	17,790	3,197
Olympias	46.5	1.1	(12.8)	34.8	11,930	2,918
Total consolidated	$355.2	$2.1	($16.3)	$341.0	116,263	$2,933
(1)Treatment charges, refining charges, penalties and other costs deducted from proceeds from gold concentrate sales.
(2)Includes the impact of provisional pricing adjustments on concentrate sales.

30

MANAGEMENT’S DISCUSSION and ANALYSIS For the three months ended March 31, 2026
Free Cash Flow and Free Cash Flow Excluding Skouries
Our reconciliations of free cash flow and free cash flow excluding Skouries to net cash generated from operating activities from continuing operations, the most directly comparable IFRS measure, is presented below.

	Q1 2026	Q1 2025
Net cash generated from operating activities (1)	$141.4	$130.4
Less: Cash used in investing activities	(230.3)	(4.7)
Less: Proceeds from sale of marketable securities	(40.2)	(155.1)
Free cash flow	($129.1)	($29.4)
Add back: Skouries cash capital expenditures	183.6	88.2
Add back: Capitalized interest paid (2)	8.4	9.1
Free cash flow excluding Skouries	$62.9	$67.9
(1)2025 amounts presented are from continuing operations only and exclude the Romania segment.
(2)Includes interest from the Senior Notes.

Cash Flow from Operating Activities before Changes in Working Capital
Our reconciliation of cash flow from operating activities before changes in working capital to net cash generated from operating activities from continuing operations, the most directly comparable IFRS measure, is presented below.

	Q1 2026	Q1 2025
Net cash generated from operating activities (1)	$141.4	$130.4
Add back: Changes in non-cash working capital	45.7	6.1
Cash flow from operating activities before changes in working capital	$187.1	$136.5
(1)2025 amounts presented are from continuing operations only and exclude the Romania segment.

31

MANAGEMENT’S DISCUSSION and ANALYSIS For the three months ended March 31, 2025
Managing Risk
In the exploration, development and mining of mineral deposits, we are subject to various, significant risks. Several of these financial and operational risks could have a significant impact on our cash flows and profitability. The most significant risks and uncertainties we face include: commodity price risk; development risks at Skouries, McIlvenna Bay, and other construction and development projects including the ability of key suppliers to meet key contractual commitments in terms of schedules, amount of product delivered, cost, or quality and our ability to construct key infrastructure within the required timelines, and unexpected inclement weather and climate events that may delay timelines; risks relating to our operations in foreign jurisdictions; risks related to production and processing; risks related to our improvement projects; integration risks relating to the Transaction, including the possibility that anticipated benefits from the Transaction are not realized on the timeline expected or at all; delays and risks relating to surface construction, commissioning activities, ramp-up, and commercial production at McIlvenna Bay; our ability to secure supplies of power and water at a reasonable cost; prices of commodities and consumables; our reliance on significant amounts of critical equipment; our reliance on infrastructure, commodities and consumables; inflation risk; community relations and social license; risks related to title and surface rights; environmental, health and safety matters; our ability to completely understand geotechnical structures, geotechnical and hydrogeological conditions or failures, and our ability to mitigate such conditions or failures at a reasonable cost, or at all; regulatory requirements as they relate to mine plan approvals; compliance with the Extractive Sector Transparency Measures Act (Canada); waste disposal; mineral tenure; permits, licences and other authorizations; non-governmental organizations; reputational issues; climate change; change of control; actions of activist shareholders; estimation of Mineral Reserves and Mineral Resources; risks related to replacement of mineral reserves; regulatory reviews and different standards used to prepare and report Mineral Reserves and Mineral Resources; risks relating to any pandemic, epidemic, endemic, or similar public health threats; regulated substances; acquisitions, including general integration risks; dispositions; co-ownership of our properties; investment portfolio; volatility, volume fluctuations, and dilution risk in respect of our shares; competition; reliance on a limited number of smelters and off-takers; information and operational technology systems; liquidity and financing risks; indebtedness (including current and future operating restrictions, implications of a change of control, ability to meet debt service obligations, the implications of defaulting on obligations and changes in credit ratings); total cash costs per ounce and AISC (particularly in relation to the market price of gold and the Company’s profitability); currency risk; interest rate risk; credit risk; tax matters; financial reporting (including relating to the carrying value of our assets and changes in reporting standards); the global economic environment; labour risks (availability of labour resources, including for construction, development and improvements activities, and their productivity; and risks relating to employee/union relations, employee misconduct, key personnel, skilled workforce, expatriates, and contractors); turnover and attrition rates of labour, and related impacts thereto; default on obligations; current and future operating restrictions; reclamation and long-term obligations; credit ratings; change in reporting standards; the unavailability of insurance; Sarbanes-Oxley Act, applicable securities laws, and stock exchange rules; risks relating to environmental, sustainability, and governance practices and performance; corruption, bribery, and sanctions; employee misconduct; litigation and contracts; conflicts of interest; compliance with privacy legislation; dividends; cyber security risk; and international conflict and other geopolitical tensions and events, including war, tariffs and other trade barriers. These risks are not the only risks and uncertainties that we face. Risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business, financial condition, results of operations and prospects.
For a comprehensive discussion on risks and uncertainties, in respect of our business and share price, refer to the section 'Risk Factors in Our Business' in our current AIF for the year ended December 31, 2025, which risks are incorporated by reference in this MD&A.
There were no other significant changes to our financial, operational and business risk exposure during the three months ended March 31, 2026.
These are not the only risks that could have an effect on our business, results of operations, financial condition and share price and other risks may become more material to us in the future or the above risks could diminish in importance, depending on the current circumstances of our business and operations.
The reader should carefully review each of the risk factors set out in our most recently filed AIF, in respect of the year ended December 31, 2025 which risk factors provide a detailed discussion of the foregoing risks as well as a detailed discussion of other relevant risks.

32

MANAGEMENT’S DISCUSSION and ANALYSIS For the three months ended March 31, 2026
Other Information and Advisories
Changes in Internal Controls over Financial Reporting
Management, including the CEO and CFO, is responsible for establishing and maintaining adequate internal control over financial reporting. We believe that any system of internal control over financial reporting, no matter how well conceived and operated, has inherent limitations. As a result, even those systems deemed to be effective can provide only reasonable, not absolute, assurance that the objectives of the control system are met. There have been no changes in our internal controls over financial reporting during the three months ended March 31, 2026 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
Critical Accounting Estimates and Judgements
The preparation of consolidated financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed at each period end. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.
For further information on our significant judgements and accounting estimates, refer to note 4 of our audited annual consolidated financial statements for the years ended December 31, 2025 and 2024. There have been no subsequent material changes to these significant judgements and accounting estimates.
Adoption of New Accounting Standards and Upcoming Changes
The accounting policies applied in our unaudited condensed consolidated interim financial statements for the three months ended March 31, 2026 are the same as those applied in the audited consolidated financial statements for the years ended December 31, 2025 and 2024.
(a) Current adoption of new accounting standards
The following amendments to standards were effective for annual periods beginning on or after January 1, 2026:
•Classification and Measurement of Financial Instruments – Amendments to IFRS 9 Financial Instruments and IFRS 7 Financial Instruments: Disclosures.
There was no material impact on the Company's condensed consolidated financial statements from the adoption of these amendments.
(b) New Standards issued and not yet effective
Below are new standards, amendments to existing standards and interpretations that have been issued and are not yet effective. The Company plans to apply the new standards or interpretations in the annual period for which they are effective.
IFRS 18 Presentation and Disclosure in Financial Statements (effective for annual periods beginning on or after January 1, 2027)
In April 2024, the IASB issued IFRS 18 which will replace IAS 1 Presentation of Financial Statements. Even though IFRS 18 will not impact the recognition or measurement of items in the financial statements, it will impact presentation and disclosure of certain aspects of the financial statements including management-defined performance measures within the financial statements. We are currently assessing the detailed implications of applying the new standard on the financial statements and the following potential impacts have been identified based on our preliminary assessment:
•     Although the adoption of IFRS 18 will have no impact on net earnings from continuing operations, items of income and expenses in the Statements of Operations will be grouped into new categories resulting in new subtotals and/or line items being presented, including operating profit, and changes in how certain existing subtotals are calculated. Income from equity investees and interest income from cash and cash equivalents will be presented in the investing section of the Statements of Operations.

33

MANAGEMENT’S DISCUSSION and ANALYSIS For the three months ended March 31, 2026
•     We do not expect there to be a significant change in the information that is currently disclosed in the notes to the financial statements; however, there will be new disclosures required for management-defined performance measures (MPM). An MPM is a subtotal of income and expenses that a company uses in public communications outside of its financial statements to convey an aspect of the financial performance of the company as a whole. We have performed an initial assessment of the performance measures that we currently use in our communications outside of the financial statements and believe that the following will meet the MPM definition: Adjusted net earnings, EBITDA, and Adjusted EBITDA.
•     From a cash flow statement perspective, there will be changes to how interest received is presented. Interest received will be presented as investing cash flows, which is a change from the current presentation as part of operating cash flows. In addition, operating profit will be the starting point for determining cash flows from operating activities instead of net earnings from continuing operations.
Qualified Persons and Disclosure of Mineral Resources
Except as otherwise noted, Simon Hille, FAusIMM, Executive Vice President and Chief Operating Officer, is the "qualified person" under NI 43-101 responsible for preparing and supervising the preparation of the scientific and technical information contained in this MD&A and verifying the technical data disclosed in this document relating to our operating mines and development projects.
Jessy Thelland, géo (OGQ No. 758), a member in good standing of the Ordre des Géologues du Québec, is the qualified person as defined in NI 43-101 responsible for, and has verified and approved, the scientific and technical disclosure contained in this MD&A for the Quebec projects.
Mineral resources that are not mineral reserves do not have demonstrated economic viability. Inferred mineral resources are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves.
Forward-Looking Statements and Information
Certain of the statements made and information provided in this MD&A are forward-looking statements or forward-looking information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. Often, these forward-looking statements and forward-looking information can be identified by the use of words such as “anticipates”, “believes”, “continues”, “commitment”, “estimates”, “expects”, “forecasts”, “foresees”, “future”, “goal”, “guidance”, “intends”, “opportunity”, “outlook”, “plans”, “potential”, “projects”, “prospective”, “scheduled”, “strives”, or “targets” or the negatives thereof or variations of such words and phrases or statements that certain actions, events, or results “can”, “could”, “likely”, “may”, “might”, “will”, or “would” be taken, occur, or be achieved.
Forward-looking statements and forward-looking information contained in this MD&A includes, but is not limited to, statements or information with respect to: expected benefits of the Amended Investment Agreement; identification of Perama Hill as a development project; our belief that McIlvenna Bay is a high-quality, long-life asset; our beliefs and goals with respect to reserve growth and low cost growth through discovery; our jurisdictional strategy; our intentions to deliver value to stakeholders; the payment of regular quarterly dividends under our dividend program; expected changes to Eldorado’s management team and Board and the timing in relation thereto; the Company’s 2026 annual production guidance and relative production through the year; our growth capital investment at operations; with respect to Skouries: our expectation that Skouries will deliver significant positive cashflow and value and timing thereof; our expectation of first concentrate production in Q3 and commercial production in Q4 2026; expected stronger terms in offtake contract negotiations; projected gold production and copper production; expected project capital and accelerated operational capital and the timing thereof; our expectation that we are well positioned for start-up; expectations relating to open pit and underground ore mining and timing thereof; expected progress on construction activities and commissioning activities; expected total workforce and our expectation of additional labour resources to sustain momentum; expected timing and development of test stopes; and expected completion of theoretical training; 2026 annual guidance including annual production, production ranges by material property, expected total cash costs per ounce sold, AISC per ounce sold, operations growth capital, sustaining capital and exploration expenditures; efforts to deliver continuous improvements in workplace safety; with respect to McIlvenna Bay: our expectations relating to life of mine and resource base; our expectations of exploration and

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three months ended March 31, 2026 benefits thereof; expected first commercial production and timing thereof; our expectations relating to jurisdiction and infrastructure and benefits thereof; integration of McIlvenna Bay; our expectation that we will provide updated production and cost guidance and timing thereof; with respect to Kisladag: expected completion of the geometallurgical study in Q2 2026, opportunities for the open pit and expected benefits of the mine optimizing plan; our expectation to increase waste stripping; with respect to Olympias: expected sequential completion in Q3 and expected ramp-up in Q4 for the mill expansion project; with respect to the Perama Hill project: expected parameters of operations if developed; our expectation of consultation processes to commence for the Perama Hill project and expected timing; pending EIA approvals and timing thereof; and expected work on feasibility and technical studies; planning exploration drilling, exploration targets and projects; expected sources of funding for the Skouries project and expected reductions in the letter of credit backstopping the equity commitment for the project; expected repayment schedule for the Term Facility and extension of drawings from the deferral option; expectations that working capital will be sufficient for the next twelve months; expectations with respect to the Company’s material exposure to Pillar Two top-up taxes; critical accounting estimates and judgements; changes in accounting policies; non-IFRS financial measures and ratios; risk factors affecting our business; our expectation as to our future financial and operating performance, including future cash flow, estimated cash costs, expected metallurgical recoveries and gold price outlook; and generally our strategy, plans and goals, including our proposed exploration, development, construction, permitting, financing and operating potential, plans and priorities and related timelines and schedules.
Forward-looking statements and forward-looking information by their nature are based on a number of assumptions that management considers reasonable. However, if such assumptions prove to be inaccurate, then actual results, activities, performance, or achievements may be materially different from those described in the forward-looking statements or information. These include assumptions concerning: timing, cost and results of our construction and development activities, improvements, and exploration; the future price of gold, copper and other commodities; receipt of all required permits on the timelines we expect; the global concentrate market; exchange rates; anticipated values, costs, expenses and working capital requirements; the successful integration of the assets and operations from the Arrangement, and the realization of benefits derived therefrom; our ability to continue accessing our project funding and remain in compliance with all covenants and contractual commitments related thereto; availability of labour resources, including for construction, development and improvements activities; production and metallurgical recoveries; Mineral Reserves and Mineral Resources; our ability to effectively use invested capital and unlock potential expansion opportunities across the portfolio; our ability to address the negative impacts of climate change and adverse weather; consistency of agglomeration and our ability to optimize it in the future; the cost of, and extent to which we use, essential consumables (including fuel, explosives, cement, and cyanide); the impact and effectiveness of productivity initiatives; the time and cost necessary of shipping for important or critical items for construction, development and improvements activities or for anticipated overhauls of equipment; expected by-product grades; the use, and impact or effectiveness, of growth capital; the impact of acquisitions, dispositions, suspensions or delays on our business; and the sustaining capital required for various projects; and the geopolitical, economic, permitting and legal climate that we operate in.
More specifically, with respect to the Skouries Project and updates, we have made additional assumptions regarding: our ability and our contractors’ ability to recruit and retain labour resources within the required timeline; labour productivity, rates, and expected hours; inflation rates; the expected scope of project management frameworks; our ability to continue executing our plans relating to the Skouries Project on the estimated existing project timeline and consistent with the current planned project scope; the timeliness of shipping for important or critical items; our ability to continue accessing our project funding and remain in compliance with all covenants and contractual commitments related thereto; our ability to obtain and maintain all required approvals and permits, both overall and in a timely manner; our ability to obtain the requisite inspections and approvals for energization of the power supply from the power authority in a timely manner; the absence of further previously unidentified archaeological discoveries which would delay construction of various portions of the project; the future price of gold, copper, and other commodities; and the broader community engagement and social climate in respect of the Skouries Project.
In addition, except where otherwise stated, Eldorado has assumed a continuation of existing business operations on substantially the same basis as exists at the time of this MD&A. Even though we believe that the assumptions and expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statement or information will prove to be accurate. Many assumptions may be difficult to predict and are beyond our control.

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three months ended March 31, 2026
Furthermore, should one or more of the risks, uncertainties and other factors materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the forward-looking statements or information. Generally, these risks, uncertainties, and other factors include, among others: commodity price risk; development risks at Skouries, McIlvenna Bay, and other construction and development projects including the ability of key suppliers to meet key contractual commitments in terms of schedules, amount of product delivered, cost, or quality and our ability to construct key infrastructure within the required timelines, and unexpected inclement weather and climate events that may delay timelines; risks relating to our operations in foreign jurisdictions; risks related to production and processing; risks related to our improvement projects; integration risks relating to the Transaction, including the possibility that anticipated benefits from the Transaction are not realized on the timeline expected or at all; delays and risks relating to surface construction, commissioning activities, ramp-up, and commercial production at McIlvenna Bay; our ability to secure supplies of power and water at a reasonable cost; prices of commodities and consumables; our reliance on significant amounts of critical equipment; our reliance on infrastructure, commodities and consumables; inflation risk; community relations and social license; risks related to title and surface rights; environmental, health and safety matters; our ability to completely understand geotechnical structures, geotechnical and hydrogeological conditions or failures, our ability to mitigate such conditions or failures at reasonable cost, or at all, and our ability to mitigate such conditions or failures at a reasonable cost, or at all; regulatory requirements as they relate to mine plan approvals; compliance with the Extractive Sector Transparency Measures Act (Canada); waste disposal; mineral tenure; permits, licences and other authorizations; non-governmental organizations; reputational issues; climate change; change of control; actions of activist shareholders; estimation of Mineral Reserves and Mineral Resources; risks related to replacement of mineral reserves; regulatory reviews and different standards used to prepare and report Mineral Reserves and Mineral Resources; risks relating to any pandemic, epidemic, endemic, or similar public health threats; regulated substances; acquisitions, including general integration risks; dispositions; co-ownership of our properties; investment portfolio; volatility, volume fluctuations, and dilution risk in respect of our shares; competition; reliance on a limited number of smelters and off-takers; information and operational technology systems; liquidity and financing risks; indebtedness (including current and future operating restrictions, implications of a change of control, ability to meet debt service obligations, the implications of defaulting on obligations and changes in credit ratings); total cash costs per ounce and AISC (particularly in relation to the market price of gold and the Company’s profitability); currency risk; interest rate risk; credit risk; tax matters; financial reporting (including relating to the carrying value of our assets and changes in reporting standards); the global economic environment; labour (including in relation to availability of labour resources, including for including for construction, development and improvements activities, and their productivity employee/union relations, employee misconduct, key personnel, skilled workforce, expatriates, and contractors); default on obligations; current and future operating restrictions; reclamation and long-term obligations; credit ratings; change in reporting standards; the unavailability of insurance; Sarbanes-Oxley Act, applicable securities laws, and stock exchange rules; risks relating to environmental, sustainability, and governance practices and performance; corruption, bribery, and sanctions; employee misconduct; litigation and contracts; conflicts of interest; compliance with privacy legislation; dividends; cyber security risk; and international conflict and other geopolitical tensions and events, including war, tariffs and other trade barriers; and those risk factors discussed in our most recent Annual Information Form & Form 40-F. The reader is directed to carefully review the detailed risk discussion in our most recent Annual Information Form & Form 40-F filed on SEDAR+ and EDGAR under our Company name, which discussion is incorporated by reference in this MD&A, for a fuller understanding of the risks and uncertainties that affect our business and operations.
With respect to the Skouries Project, these risks, uncertainties and other factors may cause further delays in the completion of the construction and commissioning at the Skouries Project which in turn may cause delays in the commencement of production, and further increase to the costs of the Skouries Project. The specific risks, uncertainties and other factors include, among others: our ability, and the ability of our construction contractors to recruit the required number of personnel (both skilled and unskilled) with required skills within the required timelines, and to manage changes to workforce numbers through the construction of the Skouries Project; our ability to recruit personnel having the requisite skills, experience, and ability to work on site; our ability to efficiently manage the transitions from construction to commission to operations; our ability to increase productivity by, among other things, adding or modifying labour shifts; rising labour costs or costs of key inputs such as materials, power and fuel; risks related to any unanticipated critical equipment defects or failures during the commissioning and ramp-up of operations; risks related to third-party contractors, including reduced control over aspects of the Company's operations, and/or the ability of contractors to perform at required levels and according to baseline schedules and

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three months ended March 31, 2026 any commercial disputes that may arise from a contractor’s failure to meet these requirements; the ability of key suppliers to meet key contractual commitments in terms of schedules, amount of product delivered, cost, or quality; impacts to overhead costs related to the schedule; our ability to construct key infrastructure within the required timelines, including the process plant, filter plant, substation, waste management facilities, embankments, tailings conveyors, water management infrastructure, and control centre; the timely receipt of necessary permits and authorizations; differences between projected and actual degree of pre-strip required in the open pit; variability in metallurgical recoveries and concentrate quality due to factors such as extent and intensity of oxidation or presence of transition minerals; presence of additional structural features impacting hydrological and geotechnical considerations; variability in minerals or presence of substances that may have an impact on filtered tails performance and resulting bulk density of stockpiles or filtered tails; distribution of sulfides that may dilute concentrate and change the characteristics of tailings; unexpected disruptions to operations due to protests, non-routine regulatory inspections, road conditions, or labour unrest; unexpected inclement weather and climate events, including wildfires, short and long duration rainfall and floods and other extreme weather events; our ability to meet pre-commercial producing mining or underground development targets; unexpected results from underground stopes; new archaeological discoveries requiring the completion of a regulatory process; changes in support from local communities; and our ability to meet the expectations of communities, governments, and stakeholders related to the Skouries Project. Our project capital and accelerated operational capital costs at Skouries are incurred primarily in Euros but are reported in US dollars and are therefore sensitive to fluctuations in the EUR/USD exchange rate.
The inclusion of forward-looking statements and information is designed to help you understand management’s current views of our near- and longer-term prospects, and it may not be appropriate for other purposes. There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, you should not place undue reliance on the forward-looking statements or information contained herein. Except as required by law, we do not expect to update forward-looking statements and information continually as conditions change and you are referred to the full discussion of the Company’s business contained in the Company’s reports filed with the securities regulatory authorities in Canada and the United States.
This MD&A contains information that may constitute future-orientated financial information or financial outlook information (collectively, “FOFI”) about Eldorado’s prospective financial performance, financial position or cash flows, all of which is subject to the same assumptions, risk factors, limitations and qualifications as set forth above. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise or inaccurate and, as such, undue reliance should not be placed on FOFI. Eldorado’s actual results, performance and achievements could differ materially from those expressed in, or implied by, FOFI. Eldorado has included FOFI in order to provide readers with a more complete perspective on Eldorado’s future operations and management’s current expectations relating to Eldorado’s future performance. Readers are cautioned that such information may not be appropriate for other purposes. FOFI contained herein was made as of the date of this MD&A. Unless required by applicable laws, Eldorado does not undertake any obligation to publicly update or revise any FOFI statements, whether as a result of new information, future events or otherwise.
Mineral Reserves and Mineral Resources Estimates and Related Cautionary Note to U.S. Investors
The Company's mineral reserve and mineral resource estimates for Kisladag, Lamaque, Efemcukuru, Olympias, Perama Hill, Perama South, Skouries, Stratoni, Piavitsa, Sapes, and Ormaque, are based on the definitions adopted by the Canadian Institute of Mining, Metallurgy and Petroleum, and in compliance with NI 43-101. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ from the requirements of the SEC that are applicable to domestic U.S. companies. The reader may not be able to compare the mineral reserve and mineral resources information in this MD&A with similar information made public by domestic U.S. companies. The reader should not assume that:
•the mineral reserves defined in this MD&A qualify as reserves under SEC standards
•the measured and indicated mineral resources in this MD&A will ever be converted to reserves; and

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three months ended March 31, 2026
•the inferred mineral resources in this MD&A are economically mineable, or will ever be upgraded to a higher category.
Mineral resources which are not mineral reserves do not have demonstrated economic viability.
The Company most recently completed its Mineral Reserves and Mineral Resources annual review process with an effective date of September 30, 2025, a summary of which was published on November 26, 2025.

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